  EXHIBIT 5.1

SHAWN R. PEREZ Attorney at Law Admitted in California, Hawaii, and Nevada

August 9, 2022

T-REX Acquisition Corp.

7301 Northwest 4th St, #102

Plantation, Florida 33317

Re:

This correspondence shall constitute an opinion on the legality of the issuance of an additional 200,000,000 shares of common stock and a new class of 20,000,000 preferred shares by T-Rex Acquisition Corp, a Nevada corporation (hereinafter “Company”).

I have examined the Amendments to the Articles of Registration, the Bylaws, and the Minutes of the Board of Directors of the Company and a copy of the Registration Statement. I reviewed the applicable laws in the Nevada Revised Statutes and in my opinion, the Company is authorized to issue the shares of stock mentioned above.

Sincerely,

Digitally signed by Shawn R. Perez, Esq. Date: 2022.08.09 11:47:49-07'00'
Shawn R. Perez, Esq.

7121 West Craig Rd., Suite 113-38, Las Vegas, Nevada 89129 • (702) 485-3977 • (702) 442-7095 facsimile